
USDA ORGANIC
CERTIFIED VEGAN
VEGAN.ORG
GENiUS
WHOLE COCONUT Smoothie
MORE THAN COCONUT WATER
WWW.GENIUSJUICE.COM
@GENIUS_JUICE

NOW, THAT'S

GENiUS™

MILLENNIAL SHOPPERS DEMAND NATURAL & SUSTAINABLE CONSUMABLE GOODS


ORGANIC
PLANT-BASED • DAIRY-FREE
GENiUS
USDA ORGANIC
WHOLE COCONUT Smoothie
MOCHA
WITH COCONUT WATER + COCONUT MEAT
10 FL OZ (296mL)
ORGANIC
PLANT-BASED • DAIRY-FREE
GENiUS
USDA ORGANIC
WHOLE COCONUT Smoothie
THE ORIGINAL
WITH COCONUT WATER + COCONUT MEAT
10 FL OZ (296mL)
ORGANIC
PLANT-BASED • DAIRY-FREE
GENiUS
USDA ORGANIC
WHOLE COCONUT Smoothie
TURMERIC
WITH COCONUT WATER + COCONUT MEAT
10 FL OZ (296mL)

YES

Coconut Water & Meat
Smoothie-Like Texture
Plant-Based
Vegan
Paleo

NO

Gums or Stabilizers
Sugar Added
Stevia/Monk-Fruit
Natural Flavors

WHY GENIUS™?

- IN DEMAND
- ON TREND
- TIMELY





IN DEMAND

HIGH GROWTH

+274% YOY Store Placements
+116% YOY Revenue Growth
+19% QOQ Revenue Growth (Q2-Q3)

HIGH TURN

+116% YOY Case Volume Growth
80% From Same Store Sales

HIGH APPEAL

5,300+ Instagram Addicts
+160% YOY Online Sales Growth

ON TREND

ORGANIC

Plant-Based
Dairy Free

SUSTAINABLE

1 Base Ingredient
Recyclable
Up-Cycled Raw Materials

NUTRITIOUS

Protein & Fiber
Potassium + Electrolytes
Good Fats & MTCs





TIMELY

COCONUT EXPLOSION

$2.2B Market Cap (2016)
27% CAGR

DAIRY-FREE GROWTH

$8.2B Market Cap (2016)
9% CAGR

MEAL REPLACEMENT BOOM

$3B Market Cap (2017)
6% CAGR


NUTRITION FOCUS
HYDRATION
MEAL REPLACEMENT
FLAVOR FOCUS
HARMLESS COCONUT WATER
VITA COCO Coconut Water
C2O PURE COCONUT WATER
koia
AMPLE
REBBL
PROTEIN
Naked GREEN MACHINE
soylent
MUSCLE MILK
vitaminwater
ORGANIC
BODYARMOR


HARMLESS HARVEST®
HARMLESS COCONUT® WATER
USDA ORGANIC
fair for life
ORGANIC
16 FL OZ 473 mL

+


RXBAR®
12 G. PROTEIN BAR
3 Egg Whites
6 Almonds
4 Cashews
2 Dates
No B.S.
Coconut Chocolate
NET WT. 1.83 OZ (52g)

$7.99


ORGANIC
PLANT-BASED • DAIRY-FREE
GENiUS™
USDA ORGANIC
WHOLE COCONUT Smoothie
MOCHA
WITH
COCONUT WATER + COCONUT MEAT
10 FL OZ (296mL)

$4.99

COMPANY GROWTH



$900K
(PROJECTED)
$6.2M
(PROJECTED)

2015
Launched in Whole Foods

2016
Transitioned to co-packer

2017
Partnered with facility in Thailand and lowered COGS

2018
Lowered Pricing to $4.99 + secured seed round investment

2019
Launched 2 new SKUs (3 total) and hit $1M run rate

2020
Secure nationwide launches in Whole Foods and Sprouts and hit $3M run rate by Q1 and $6.5M run rate by Q4

2021

NOTE: The future projections on this slide are not guaranteed and are a prediction

UPCOMING ACCOUNTS

Walmart · Whole Foods Market · Publix · Wegmans · H-E-B



ALEX BAYER – CEO

Previous:
Director of Marketing, VirginRaw Foods, LLC
Account Executive, Total Corporate Solutions



RAMON CANEK – VP, OPERATIONS

Previous:
Chief Product Officer, Health-Ade Kombucha
Chief Operating Officer, GT's Kombucha



GAVIN LINDE – NAT'L SALES DIRECTOR

Previous:
VP of Sales, ax-water
Director of Strategic Sales, DRVN Partners



SIMONE BARRETT – N.E. SALES MANAGER

Previous:
Sales & Merchandising Manager, Boost Sales
Territory Manager, Dora's Naturals

ADVISORS



TOM MALENGO

Previous SVP, KeyCorp
Co-Founder, Litchfield Fund



SUSAN BRYENTON

Co-Founder, Litchfield Fund



BRUCE NIERENBERG

Board Member, Glaceau



PATRICK STACY

CFO, Rockenwagner Bakery

RAISING $2.5 million

Previous: $250K @ $4.5MM

USE OF FUNDS


Sales & Marketing
G & A
Production
35.0%
25.0%
40.0%

RAISE GOALS

Revenue: $6.2MM
Growth: 2,300 Stores
Velocity: 3 Cs/Store/Week
Price Reduction: $3.99

GENIUS™

ALEX BAYER
ALEX@GENIUSJUICE.COM
(310) 896-6035




ORGANIC
PLANT-BASED • DAIRY-FREE
GENIUS
USDA ORGANIC
WHOLE COCONUT
Smoothie
MOCHA
WITH
COCONUT WATER + COCONUT MEAT
10 FL OZ (296mL)
ORGANIC
PLANT-BASED • DAIRY-FREE
GENIUS
USDA ORGANIC
WHOLE COCONUT
Smoothie
THE ORIGINAL
WITH
COCONUT WATER + COCONUT MEAT
10 FL OZ (296mL)
ORGANIC
PLANT-BASED • DAIRY-FREE
GENIUS
USDA ORGANIC
WHOLE COCONUT
Smoothie
TURMERIC
WITH
COCONUT WATER + COCONUT MEAT
10 FL OZ (296mL)